Exhibit 2.1

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (the “Agreement”) is made and entered into effective as of September 3, 2019 (the “Effective Date”) by and between Nano-X Imaging Ltd. a limited company incorporated and existing under the laws of the State of Israel, registration no. 515942076, with its registered office at Neve Ilan, Communication Campus, ISRAEL (the “Buyer”), and Nanox Imaging Plc, a limited company incorporated and existing under the laws of the State of Gibraltar, with its registered office at 50 Town Range, Suite 7B and 8B, Gibraltar GX111AA (the “Seller”).

WHEREAS, Seller desires to sell, convey, transfer and assign to Buyer, and Buyer wishes to purchase, acquire and assume from Seller, the Assets and the Liabilities, as defined herein, free and clear of any Lien, as defined herein, upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual promises, undertakings and agreements set forth herein, the parties hereby agree as follows:

1.	Definitions

1.1.
Assets. For purposes of this Agreement, “Assets” means the Seller’s assets, properties and rights, as described in Exhibit A attached hereto, including the Cash Amount but not including the Excluded Assets.

1.2.
Cash Amount. For purposes of this Agreement, “Cash Amount” means the amount of cash set forth in Section 1 of Exhibit A, which is held by the Seller and shall be transferred to the Buyer under this Agreement as part of the Assets.

1.3.	Excluded Assets. For purposes of this Agreement, “Excluded Assets” means the assets listed or described in Exhibit B attached hereto.

1.4.
IPO. For purposes of this Agreement, “IPO” means the closing of the first underwritten offering of the Buyer’s securities to the general public pursuant to a registration statement under the US Securities Act of 1933, as amended, or the Israeli Securities Law, 5728-1968, as amended (or under equivalent securities law of another jurisdiction) or any other securities laws world-wide with the same aforementioned effects and results.

1.5.
Liabilities. For purposes of this Agreement, “Liabilities” means debts, liabilities, guarantees, assurances, commitments and obligations of any nature or description, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising, to the extent relating to Seller’s operation of the Business or the Assets, in each case whether such Liabilities arise or accrue prior to, on or after the Effective Date.

1.6.	Liens. For purposes of this Agreement, “Liens” means, any claim, mortgage, lien, pledge, charge, security interest, encumbrance restriction of any kind or hypothecation in respect of such asset.
1.7.
M&A Event. For purposes of this Agreement, “M&A Event” means: (i) the closing of a transaction involving the sale of all or substantially all of the Buyer’s assets; or (ii) the acquisition of the Buyer by, or the merger of the Buyer with another entity, consolidation, reorganization, recapitalization, sale, assignment or disposal by the Buyer of all or substantially all of the issued and outstanding shares of the Buyer; or (iii) the transfer, sale, lease, grant or other disposition of or the grant of an exclusive license over all or substantially all of Buyer’s assets, including but not limited to intellectual property, with the same economic effect to that of a sale and/or cessation of its business; or (iv) any other transaction, except for a financing round, following which the shareholders of the Buyer prior to the closing of such transaction own, directly or indirectly, less than 50% of the voting power of the surviving entity.

1.8.
Qualified Equity Financing. For purposes of this Agreement, “Qualified Equity Financing” means an equity financing for the Buyer at a minimum company pre-money valuation of US $100,000,000, with proceeds to the Buyer of at least US $30,000,000.

2.          Purchase and Sale of Assets

2.1.
Asset Sale. Subject to the terms of this Agreement, Buyer hereby purchases, receives and accepts from Seller, and Seller hereby sells, transfers and assigns to Buyer, the Assets with effect as of the Effective Date. The parties acknowledge and agree that the Excluded Assets shall be excluded from the sale of the Assets hereunder.

2.2.	Liabilities. It is hereby agreed that Buyer shall not assume from Seller the Liabilities or any of them.
3.          Purchase Price and Payment

3.1.
Purchase Price. In consideration for the sale of the Assets, Buyer shall pay to Seller an amount of US$ 6,127,000 (the “Purchase Price”), which reflects the fair market value of the Assets (without taking into account the Cash Amount) based on an independent valuation conduct by S-Cube Financial Consulting Ltd. dated December 16, 2018, attached as Exhibit C hereto, plus the Cash Amount.

3.2.
Payment. The Purchase Price shall be due and payable, and the Buyer shall pay the Purchase Price to Seller, upon the closing of one of the following events: (a) M&A Event of the Buyer; (b) an IPO of the Buyer; (c) a Qualified Equity Financing.

3.2.1.
In the event of an IPO or Qualified Equity Financing, the Buyer shall have the option to pay the Purchase Price in cash or by issuance to the Seller securities of the Buyer of the same series to be issued upon such event, in such amount which shall reflect a 25% discount on the price per share to be determined in such applicable IPO or Qualified Equity Financing. In case that the Buyer shall choose to pay the Purchase Price in cash in any of such events, then the Seller shall have the right, at its sole discretion and in good faith, to reject such payment in cash, and require the Buyer to pay the Purchase Price by issuance of securities of the same series to be issued upon such event, in such amount which shall reflect a 25% discount on the price per share to be determined in such applicable IPO or Qualified Equity Financing.

3.3.
Taxes. Seller shall pay any capital gains taxes and other similar taxes resulting from, arising under or in connection with the transfer of the Assets or any other related transaction under the Agreement, if any. The amounts set forth in this Agreement are exclusive of value added tax (“VAT”). With respect to any payment under this Agreement to which VAT is required to be added, if any, the VAT will be borne by the payer of the underlying payment and will be added to the amount set forth in the Agreement, against receipt from the Seller of a VAT invoice therefore.

4.          Transfer of Assets

Effective as of the Effective Date, Seller shall place Buyer in possession of all those of the Assets that are transferable by delivery, whereupon title to those assets shall pass to Buyer by delivery; and further deliver (as and if shall be needed) to Buyer such duly executed title transfer documents, bills of sale, deeds of assignment and other instruments of transfer as agreed between Seller and Buyer.

5.          Representations and Warranties

Seller represents that to the best of its knowledge Seller has good and marketable title to all of the Assets, free and clear of any Liens, and that to the best of Seller’s knowledge this Agreement shall vest in Buyer good and marketable title to all such Assets. Buyer acknowledges and agrees that, except as expressly set forth in this Agreement, (a) Seller is not making any representations or warranties, express or implied, as to the condition, quality, merchantability or fitness of any Asset transferred pursuant to this Agreement, (b) ALL SUCH ASSETS ARE HEREBY SOLD ON AN “AS IS,” “WHERE IS” BASIS, and (c) Buyer will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in Buyer good and marketable title, free and clear of any Lien.

6.          General Provisions

6.1.
Further Assurances. The parties hereto shall each perform such acts, execute and deliver such instruments and documents, and do all such other things as may be reasonably necessary to accomplish the transactions contemplated in this Agreement.

6.2.
Governing Law. The laws of the State of Israel (excluding its rules of conflicts of laws) exclusively govern the construction, interpretation, validity and other matters arising out of or in connection with this Agreement (whether arising in contract, tort, equity or otherwise). Any dispute arising under or in relation to this Agreement shall be resolved exclusively in the competent court of the Tel-Aviv district, and each of the parties hereby irrevocably submits to the exclusive jurisdiction of such court.

6.3.
Severability. If any provision of this Agreement is determined to be invalid, illegal or unenforceable, the remaining provisions of this Agreement remain in full force, if the essential terms and conditions of this Agreement for each party remain valid, binding and enforceable.

6.4.
Entire Agreement. This Agreement and each of the schedules and Exhibits appended hereto, constitutes the final agreement between the parties, and is the complete and exclusive statement of the parties’ agreement on the matters contained herein and therein. All prior and contemporaneous negotiations and agreements between the parties with respect to the matters contained herein and therein are superseded by this Agreement.

6.5.
Counterparts. The parties may execute this Agreement in multiple counterparts, each of which constitutes an original as against the party that signed it, and both of which together constitute one agreement. The signatures of both parties need not appear on the same counterpart. The delivery of signed counterparts by facsimile or email transmission that includes a copy of the sending party’s signature is as effective as signing and delivering the counterpart in person.

6.6.
Headings. The captions, titles and headings included in this Agreement are for convenience only, and do not affect this Agreement’s construction or interpretation. When a reference is made in this Agreement to a Section or schedule, such reference will be to a Section of, or a schedule to, this Agreement unless otherwise indicated.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives with effect as of the effective Date.

NANO-X IMAGING LTD.		NANOX IMAGING PLC

By:	/s/ Ran Poliakine	By:	/s/ Ran Poliakine
Name:	Ran Poliakine	Name:	Ran Poliakine
Title:	CEO	Title:	CEO

Exhibit A
assets

The assets of the Seller, except of the Excluded Assets (as defined under the Agreement), which include, the following:

1.	The Cash Amount which includes all cash and funds held and/or owned by the Seller less an amount of $200,000 (Two Hundred Thousand US dollars).
2.
Patents and patent applications, as set forth in Exhibit A-l, and any divisional, continuation, continuation in part, reissue, renewal or re-examination patent issuing therefrom (including any foreign counterparts); and

3.
All other intellectual rights of the Seller including: (i) copyrights and registrations thereof, (ii) mask works and registrations and applications for registration thereof, (iii) computer software, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (iv) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (v) technology supporting any Internet site(s) operated by or on behalf of the Company, (vi) trade secrets and other confidential business information, whether patentable or unpatentable and whether or not reduced to practice, know-how, technology, proprietary processes, techniques, methodologies, formulae, algorithms, models, user interfaces, research and development information, copyrightable works, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, inventions, source code, object code, and, with respect to all of the foregoing, related confidential documentation, (vii) trademarks, service marks, trade names, domain names and applications and registrations therefore, (viii) all documentation, including user manuals and training materials relating to any of the foregoing and descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing; and (ix) all know-how (x) other proprietary rights relating to the foregoing.

Exhibit A-1
list of patents

[attach patent list]

Exhibit B
Excluded Assets

•	Nanox Japan Inc., a fully owned (100%) subsidiary of Seller including all its assets of any kind whatsoever (tangible and intangible), rights, contracts.

Exhibit C
 S-Cube IP Valuation